Exhibit 99.2

CENTURY MINING CORPORATION

Consolidated Results

To June 30, 2007

Restated November 26, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and related notes for the quarter ended June 30, 2007, which are prepared in accordance with Canadian generally accepted accounting principles. The Company’s reporting currency is Canadian dollars. This discussion is based on information available to August 29, 2007.

Caution Concerning Forward-Looking Statements and Information

This Management’s Discussion and Analysis contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward-looking statements and forward-looking information. Such statements and information are based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and information and accordingly, readers should not place undue reliance on such statements and information. Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other commodity prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our South American activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis included in this Quarterly Report , in our Annual Information Form and in other filings made by us with the Securities and Exchange Commission and with Canadian securities regulatory authorities and available at www.sedar.com.

While the Company believes that the expectations expressed by such forward-looking statements and forward-looking information and the assumptions, estimates, opinions and analysis underlying such expectations are reasonable, there can be no assurance that they will prove to be correct. In evaluating forward-looking statements and information, readers should carefully consider the various factors which could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements and forward-looking information.

For United States investors, the Company’s press releases, annual and quarterly financial statements and other literature frequently contain forward-looking statements within the meaning of section 27A of the Securities Exchange Act of 1933 and as amended in Section 27E of the 1934 Act.

Introduction

Century Mining Corporation is a Canadian-based gold producer with mining operations in Val d’Or, Québec, Canada, San Juan, Arequipa, Peru, and Patival, La Libertad, Peru. The Company is also engaged in the acquisition, exploration and development of mineral properties and mining assets with a focus on gold and precious metals.

Century’s shares trade on the TSX Venture Exchange as a Tier 2 issuer under the symbol CMM.

Objectives

Century is currently a junior gold producer, with the objective to become a mid-tier gold producer with annual production of over 300,000 ounces of gold. In the longer term the Company’s objective is to become a senior producer with annual production of approximately one million ounces of gold.

Strategy

The Company will achieve its objectives by aggressively acquiring other gold mining assets that will add to current and future gold production and be accretive to the Company’s shareholders. Emphasis will be placed on acquiring low cost gold production that will reduce aggregate cash costs from current levels. The Company’s approach has been to complete strategically engineered deals whereby the Company has utilized creative structuring in order to create value, rather than to simply purchase reserve ounces in the ground. Depending on funds available, the Company will carry out exploration programs on properties that are located in the vicinity of its mines to provide organic growth.

New Strategic Targets and Goals

The Company was founded on the principles of acquiring interests in mining, development and exploration properties to become a low cost gold producer. Since its inception in 2003, the Company has successfully achieved its near term goals by acquiring the Sigma-Lamaque Complex in Québec, acquiring nine exploration properties on the Juneau Gold Belt in Alaska, acquiring 82.6% of San Juan Gold Mines, S.A.A. in Peru, and acquiring Mina Rosario de Belen, also in Peru, and becoming the operator thereof. The Company is actively acquiring additional mining concessions in Peru.

The Company will continue to employ its successful strategy of identifying, acquiring and developing properties with previously discovered, yet undervalued, mineral assets into operating mines, as well as acquiring operating mines that can be turned around to increase profitability using the skills and experience of its management team.

Major Acquisition Transactions

Mina Rosario de Belen     In May, 2007 the Company signed an agreement to purchase the shares of SMRL Rosario de Belen and related mining concessions and other assets of Mina Rosario de Belen, an operating gold and silver mine located near the town of Patival in the Angasmarca district of the state of La Libertad in northern Peru.

Terms of the transactions included the issuance of 1,000,000 Century shares to the sellers upon signing, cash payments of US$19.5 million, to be paid in installments of US$3.25 million on closing 45 days after signing, US$3.25 million six months after signing, and US$13 million 12 months after signing, along with 500,000 additional shares of Century. The Company has also agreed to pay a 1.5% NSR royalty to the sellers.

At June 30, 2007 the transaction had been closed, but scheduled payments were pending due to finalizing registration of the SMRL Rosario de Belen shares with the government registries in Peru, and the only payment made by the Company was the issuance of one million Century shares at a value of $0.89 per share, or $890,000 total. In addition, the Company assumed operation of the mine upon signing, and has produced 1,139 gold equivalent ounces during the second quarter of 2007. The results of operation of the mine to date have been capitalized as development by the Company, as the mine has not yet achieved commercial production status.

Shahuindo Property           In May, 2007 the Company entered into a purchase agreement to acquire 100% of the shares of Compania Minera Algamarca S.A., Compania de Explorations Algamarca S.A., Andean Mining Gold, Import & Export A.C.D., S.A., and Inversiones Mineras Sudamericanas S.A. These companies own the 26 concessions, the surface rights, the mortgages and all litigation rights in respect of the precious metal property known as “Shahuindo” in the district of Cachachi, province of Cajabamba, department of Cajamarca in northern Peru. An initial installment of US$1 million was paid by the Company on signing.

The purchase price for 100% ownership of these companies was US$31 million, which is being financed by the sellers over a 2-year period. An initial installment by the Company of US$1 million was paid on signing and a further US$1 million was paid on August 6, 2007. The Company will continue payments of US$1 million each quarter for the remaining 6 quarters during the 2-year post-closing period pursuant to the terms of the purchase agreement. At any time up to the end of the two-year post-closing period, the Company will effect a payment of US$20 million, with the balance payable 18 months later. Any quarterly installments made after February 6, 2008, will not be applied against the balance payable. The financing is non-recourse to the Company or any of its subsidiaries and in certain circumstances the payments can be accelerated. Additional consideration in the form of a 2% NSR on production from the Shahuindo property is also payable.

The Shahuindo property has been the subject of litigation in Peru since the purported acquisition of the property by Sulliden Exploration Inc. in 2002. As a part of the terms of the transaction, the sellers of the property have agreed to maintain carriage of the litigation in Peru.

On June 20, 2007, the Company received notice of claims filed in the Ontario Superior Court of Justice by Sulliden Exploration Inc. against the Company, its subsidiary, Century Mining Finance Corporation, its President and CEO Margaret Kent, and others alleging damages in the amount of US$200 million for breach of contract, libel and conspiracy, together with punitive damages in the amount of US$10 million and an injunction, or in the alternative US$200 million in restitution based on the alleged enhancement of the value of the Shahuindo project by Sulliden since July 2002. As the claims either relate to the validity and enforceability of a contract concluded in Peru between Peruvian parties for the purchase of the Shahuindo property in Peru and which is subject to ongoing litigation in Peru, or the claims are contingent on the outcome of such Peruvian litigation, the Company is disputing the jurisdiction of the courts of Ontario to hear the matter. The Company considers these claims to be unfounded and without any legal merit.

Although the shares of Compania Minera Algamarca S.A., Compania de Explorations Algamarca S.A., Andean Mining Gold, Import & Export A.C.D., S.A., and Inversiones Mineras Sudamericanas S.A. have been purchased and are officially recorded in the Company’s name, the Company has recorded the transaction as an option because of the payment provisions, and has capitalized in the second quarter the US$1 million payment made on signing, plus legal fees incurred in documenting and initiating the transaction.

Atimmsa Property        In May 2007 the Company acquired an option to purchase the mining concessions and surface rights surrounding Shahuindo called “Atimmsa” for US$21 million. This property, totaling 10,000 hectares of mining concessions and 142 hectares of surface rights, may contain further extensions of the Shahuindo deposit.

The purchase price for the Atimmsa property is to be paid in two installments and within the same timelines prescribed in the Shahuindo transaction: (i) US$12.5 million upon exercise of the option, which will be completed when the Company makes the US$20 million payment on Shahuindo, and (ii) US$8.5 million due in 12 months after the exercise of the option. Additional consideration in the form of a 2% NSR on production from the Atimmsa property is also payable to the sellers.

Results of Operations

The Company operates the Sigma open pit mine in Val d’Or, Québec, Canada, which commenced commercial gold production in May, 2005 and has operated continuously since that time. Production from the Lamaque underground mine, which is processed in the Sigma mill, was recognized by the Company in the second quarter of 2007 for the first time and is accounted for as combined Sigma-Lamaque production.

In May of 2006 the Company acquired 60% controlling interest in the Peruvian company San Juan Gold Mines S.A.A. This interest was increased to 82.6% in December of 2006. Upon the acquisition in May 2006 the mine was only capable of operating at approximately 10% of its nominal rated capacity because of a serious lack of capital and maintenance expenditures during the last several years under previous ownership. As a result, in 2006 the Company capitalized all expenses at the Lima office and at the mine, including exploration, net of revenues from gold production. Through the Company’s investment and rehabilitation programs, effective January 1, 2007 the Company determined that the mine had achieved commercial production levels, and the results of the operations are included in the Company’s revenues and expenses since the first quarter of 2007.

In June of 2007 the Company completed the acquisition of Mina Rosario de Belen, which began operations in February 2007 as an open pit – heap leach mine. The Company took over operations at the mine, which has not yet reached commercial production, in May of 2007.

Second quarter ended June 30, 2007 compared to the same period in 2006

In the second quarter ended June 30, 2007 the company reported an operating profit from mining operations, before depreciation, amortization and accretion, of $4,739,028 (2006 - $3,940,248) from gold revenues of $14,656,374 (2006 - $11,878,882). Expenses incurred in the mining operations were $9,917,346 (2006 - $7,938,634).

For the quarter ended June 30, 2007 the Company reported net income of $4,037,376 or $0.03 per share, compared to a net loss of $169,823, or $Nil per share in the prior period. The net income in the second quarter of 2007, versus the net loss in the second quarter of 2006, represent an improvement of $4,207,199 and reflect higher gold prices; capitalization of development costs and deferred stripping at the Sigma Mine; operating profits of the San Juan operations; financing costs incurred in 2006 but not in 2007; and lower corporate administration expenses, partially offset by higher depreciation, amortization and accretion expenses.

The following table shows a comparison of expenses for the second quarter periods ended June 30, 2007 and 2006, and for the six-month periods ended June 30, 2007 and 2006.

Expenses	Q2-2007	Q2-2006	6 months 2007	6 months 2006
	$	$	$	$
Mining operations	9,917,376	7,938,634	17,979,146	15,937,358
Operating royalties	—	—	—	66,300
Depreciation, amortization and accretion	1,303,545	905,240	2,300,017	1,641,373
Amortization on deferred finance fees	—	—	—	1,081,620
Accretion on convertible debentures	—	—	—	144,800
Corporate administration	508,825	1,137,757	1,640,643	1,732,532
Interest on long-term notes	285,736	290,133	562,698	556,383
Other Interest	137,160	—	325,809	—
Interest on convertible debentures	—	—	—	113,302
Stock-based compensation	160,736	93,255	285,156	171,665
Total expenses	12,313,348	10,365,019	23,093,469	21,445,333

In the second quarter of 2007, expenses of $9,917,346 at the mining operations accounted for 81% of total expenses of $12,313,348 before other items.

Depreciation, amortization and accretion expenses were $1,303,545 in the second quarter of 2007 (2006 - $905,240), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In the second quarter of 2007 corporate administration expenses of $508,825 (2006 - $1,137,757) reflected the higher level of head office costs charged to Tamerlane Ventures, Inc., a company with common officers and directors, as the Company and Tamerlane reached an agreement to evenly share corporate administration costs in the future. This change was partially offset by greater activity associated with operating the Sigma Mine and the San Juan Mine, including salaries and benefits at higher staffing levels, as well as increased travel and accommodation expenses. In addition, the Company pursued the search for and evaluation of acquisition opportunities in Peru to grow the Company.

In the second quarter of 2007, interest on long term notes was $285,736 (2006 - $290,133). Payment of interest for the second quarter of 2007 has been deferred under an agreement with the lender. All outstanding convertible debentures were converted in the first quarter of 2006, and there was therefore $0 interest and fees on convertible debentures for the first quarter of 2007 (2006 - $113,302, which the company elected to pay in shares rather than cash (Note 11)).

In the second quarter of 2007 stock-based compensation expenses were $160,736 (2006 - $93,255).

Other items in the second quarter of 2007 included a reversal of unrealized losses on derivative contracts of $194,269 (2006 – unrealized losses of $1,590,712) and a foreign exchange gain of $1,427,681 (2006 – loss of $92,974).

Six-month period ended June 30, 2007 compared to the same period in 2006

In the year-to-date period ended June 30, 2007 the Company reported an operating profit from mining operations, before depreciation, amortization and accretion, of $9,802,099 (2006 – $7,093,250) from gold revenues of $27,781,245 (2006 - $23,030,608). Expenses incurred in these mining operations were $17,979,146 (2006 - $15,937,358).

For the six-month period ended June 30, 2007 the Company reported net income of $6,017,191, or $0.05 per share, compared to a net loss of $253,578, or $Nil per share in the same period of 2006.

In the year-to-date period of 2007, expenses of $17,979,176 at the mining operations accounted for 78% of total expenses of $23,093,469 before other items.

In the six-month period of 2007, the Company recorded production royalty expenses of $0 (2006 - $66,300, which was recorded as a non-cash obligation in the first quarter (Note 7)).

Depreciation, amortization and accretion expenses were $2,300,017 in the year-to-date period of 2007 (2006 - $1,641,373), the majority of which related to accumulated amortization on equipment, mining and plant equipment.

In the year-to-date period of 2007, amortization on deferred finance fees was $0 (2006 - $1,081,620). The balance of outstanding convertible debentures was converted in the first quarter of 2006.

In 2004, the Company issued $8.50 million of 10% Convertible Debentures to finance, in part, the acquisition of the Sigma-Lamaque Complex, and in 2005 issued a further $2.85 million of 10% Convertible Debentures to provide working capital for the Sigma Mine. The maturity date was December 31, 2006 on both issuances. In March of 2006, the Company forced conversion of the outstanding balance of the Convertible Debentures after several partial conversions by the debenture holders. The fair value of the conversion option associated with the Convertible Debentures is recorded as equity portion in shareholders’ equity on the balance sheet (nil at March 31 and June 30, 2006 and $2,021,000 at December 31, 2005) while the accretion on the debentures is charged to earnings ratably to maturity, which was $144,800 in the six-month period of 2006 following conversion.

In the six-month period of 2007, corporate administration expenses of $1,640,643 (2006 - $1,732,532) reflected the higher level of head office costs charged to Tamerlane Ventures, Inc., a company with common officers and directors, as the Company and Tamerlane reached an agreement to evenly share corporate administration costs in the future. This change was partially offset by greater activity associated with operating the Sigma Mine and the San Juan Mine, including salaries and benefits at higher staffing levels, as well as increased travel and accommodation expenses. In addition, the Company pursued the search for and evaluation of acquisition opportunities in Peru to grow the Company.

In the year to date period of 2007, interest on long-term notes held by Investissement Québec was $562,698 (2006 – $556,383).

In the year to date period of 2007 stock-based compensation expenses were $285,156 (2006 - $171,665).

Other items expensed in the six month period ended June 30, 2007 included a reversal of losses on derivative contracts of $316,075 (2006 – unrealized losses of $1,724,475) and a foreign exchange gain of $931,077 (2006 – loss of $114,378).

Summary of Quarterly Results

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Period	Revenue ($ )	Net Income (Loss) ($ )	Net Income (Loss) per Share ($ )
Q2-07	14,656,374	4,037,376	0.03
Q1-07	13,124,871	1,979,815	0.02

Q4-06	11,059,159	(176,581)	—
Q3-06	11,045,950	1,696,659	0.01
Q2-06	11,878,882	(169,823)	—
Q1-06	11,151,726	(83,755)	—

Q4-05	9,612,458	(4,438,074)	(0.10)
Q3-05	10,109,551	(2,630,370)	(0.06)

Liquidity and Capital Resources

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The continuing operations of the Company are dependent upon raising additional financing, profitable operations, and positive cash flow from future operations. The procurement of additional financing through debt or equity markets is dependent on a continued robust gold market and investor confidence in gold equities.

As at June 30, 2007 the Company had a working capital deficiency of $1,554,236 compared to a working capital deficiency of $8,252,865 at December 31, 2006. The $6,698,629 improvement in working capital reflects increases in cash balances as a result of the private placement completed in May and increases in accounts receivable, inventories and short-term investments, partly offset by an increase in the working capital gold credit facility.

Current assets increased by $9,029,847 from $9,432,845 at December 31, 2006 to $18,462,692 at June 30, 2007. Cash and cash equivalents increased from $802,132 at the end of 2006 to $8,273,362 at June 30, 2007, an increase of $7,471,230. Accounts receivable increased from $2,947,037 at the end of 2006 to $3,185,346 at June 30, 2007, an increase of $238,309. Inventories increased from $3,016,834 at the end of 2006 to $4,583,522 at June 30, 2007, an increase of $1,566,688. Prepaid expenses decreased from $2,518,642 at the end of 2006 to $1,163,362 at June 30, 2007, a decrease of $1,355,280.

Current liabilities increased by $2,331,218 from $17,685,710 at year end 2006 to $20,016,928 at June 30, 2007. Accounts payable increased from $10,544,655 at the end of 2006 to $12,002,786 at June 30, 2007, an increase of $1,458,131. The working capital gold credit facility increased from $1,031,474 at the end of 2006 to $2,130,667 at

June 30, 2007, an increase of $1,099,193. Unrealized losses on derivative contracts decreased from $316,075 at the end of 2006 to $0 at June 30, 2007, a decrease of $316,075.

In 2004, the Company funded, in part, the acquisition of the Sigma-Lamaque Complex by assuming a note of $13,544,000 from Investissement Québec (IQ). The balance owing to IQ at June 30, 2007 is $13,900,708, which includes principal and interest. Payment of interest for the second quarter of 2007 has been deferred under an agreement with IQ. The long-term liability of this note is $11,921,972 at June 30, 2007. The current liability is $1,693,000.

The Company has a capital lease obligation on mining equipment of $10,095,956 at June 30, 2007 (December 31, 2006 – $9,049,415).

Cash flows from operating activities

In the second quarter of 2007, before net changes to non-cash working capital balances, cash flows provided by operating activities were $4,114,606 (2006 – $1,200,946). After the net change to non-cash working capital balances, cash flows provided by operating activities in the second quarter of 2007 were $2,248,401 (2006 – cash flows used of $5,906,740).

In the six-month period ended June 30, 2007, before net changes to non-cash working capital balances, cash flows provided by operating activities were $7,572,012 (2006 – $3,606,412). After the net change to non-cash working capital balances, cash flows provided by operating activities were $10,679,117 (2006 – cash flows used $3,739,556).

Cash flows from financing activities

In the second quarter of 2007, net cash flows provided by financing activities were $14,980,709 (2006 - $23,834,494). In May 2007, the Company completed a private placement issue of $12,983,284 of shares and warrants, net of share issue costs.

In the year to date period cash flows from financing activities were $16,678,365 (2006 - $26,771,319).

Equity and debt financings are expected to provide the major sources of funds for the Company until it generates sufficient cash flow from mining operations in Canada and Peru to meet all its financial obligations and commitments.

Cash flows from investing activities

In the second quarter of 2007, cash flows used in investing activities were $9,231,859 (2006 - $12,330,057). Significant investing activities were capitalized stripping costs of $3,257,280 (2006 – $2,033,977) and capitalized mine development costs of $2,835,454 (2006 – nil). Purchases and payments for properties and equipment was $1,031,251 in the period this year (2006 - $4,868,727). Acquisition of mineral properties was $2,107,874 (2006 - $296,306).

In the first half of 2007, cash flows used in investing activities was $19,886,252 (2006 - $15,359,299). Purchases and payments for properties and equipment was $2,796,018 in the period this year (2006 - $6,265,357). Capitalized stripping costs were $6,352,664 (2006 - $3,566,452). Capitalized mine development and exploration totaled $8,629,696 (2006 - nil). The acquisition of mineral properties required $2,107,874 (2006 - $396,443).

In aggregate, cash flows from operating, financing and investing activities resulted in an increase in cash and cash equivalent of $7,997,251 in the second quarter of 2007 compared to an increase in cash of $5,597,697 in the same period of 2006. When added to cash and cash equivalent of $276,111 at the beginning of the quarter, cash and cash equivalent at June 30, 2007 totaled $8,273,362 compared to $8,481,360 a year earlier.

In the first half of this year cash and cash equivalents increased by $7,471,230 compared to an increase in cash and cash equivalents of $7,672,464 in the same period of 2006. When added to cash and cash equivalents of $802,132 at the beginning of the period, cash and cash equivalents at the half-year was $8,273,362 compared to $8,481,360 a year earlier.

Changes in Significant Accounting Policies

Operating Royalty Expenses

Pursuant to the Company’s buyback of the SGF royalty on gold production from the Sigma-Lamaque Complex in April of 2006, the Company changed the policy of recognizing non-cash operating royalty expenses from a fixed percentage based on the spot price of gold to a unit-of-production basis, based on estimated proven and probable reserves and measured and indicated resources.

Summarized Quarterly Data

Canadian dollars, except where noted

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Income and cash flow
Total revenues	14,656,374	11,878,882	27,781,245	23,030,608
Total production costs	9,917,346	7,938,634	17,979,146	15,937,358
Operating profit	4,739,028	3,940,248	9,802,099	7,093,250
Net income (loss)	4,037,376	(169,823)	6,017,191	(253,578)
Net income (loss) per share	0.03	—	0.05	—
Cash flows from operating activities	2,248,371	(5,997,740)	10,679,117	(3,379,556)
Cash flows from investing activities	(9,231,829)	(12,239,057)	(19,886,252)	(15,359,299)
Cash flows from financing activities	14,980,709	23,834,494	16,678,365	26,771,319
Weighted average common shares	132,940,950	112,548,230	126,810,041	92,744,231
Production
Tonnes of ore milled	379,260	353,389	710260	698,150
Head grade (g/ton gold)	1.68	1.66	1.65	1.74
Recovery (%)	92.1	95.4	91.9	94.8
Recovered gold (oz)	20,014	18,012	36,763	36,955
Realized price (US$/oz gold)	658	588	652	548
Minesite cash cost (US$/oz gold)	384	414	423	400
Minesite costs per tonne milled (C$/tonne)	23.01	24.86	24.82	24.21

Summarized Quarterly and Year to Date Operating Data

By Mine

Production	Q1-07	Q2-07		YTD 2007
Sigma-Lamaque
Tonnes of ore milled	317,000	360,230		677,230
Head grade (g/ton gold)	1.43	1.47		1.45
Recovery (%)	93.0	93.4		93.3
Recovered gold (oz)	14,515	17,132		31,647
Minesite cash cost (US$/oz gold)	$395	$454	*	$443	*
Minesite costs per tonne milled (C$/tonne)	21.16	28.08		26.51

San Juan
Tonnes of ore milled	14,000	19,030		33,030
Head grade (g/ton gold)	5.93	5.56		5.72
Recovery (%)	87.7	84.7		86.0
Recovered gold (oz)	2,234	2,882		5,116
Minesite cash cost (US$/oz gold)	$323	$305		$337
Minesite costs per tonne milled (C$/tonne)	56.92	52.41		59.29

*                 Minesite cash cost in US$ at Sigma was adversely affected by the US$ to Canadian $ exchange rate, which averaged $1.13 in the second quarter of 2007 versus $1.17 in the first quarter of 2007.

Outstanding Share Data

As at August 29, 2007 the Company had 138,880,715 common shares issued and outstanding. In addition, there were 14,636,041 shares reserved for issuance for the exercise of warrants, and 6,838,750 shares reserved for issuance for the exercise of stock options. Assuming exercise of all outstanding stock options and warrants, which would result in approximately $30.0 million being added to the Company’s treasury, there would be 160,355,506 shares on a fully diluted basis.

Transactions with Related Parties

As noted in the consolidated financial statements, the Company was involved in the following related party transactions:

a)              In 2007, the Company paid US$23,913 (2006 - $35,683) in office rent to a company controlled by a director and officer and by a Family Trust of which a director and officer is a trustee. The Company leased space from this company on a month-to-month basis at US$3,985 per month.

b)             Included in corporate administrative expenses are legal fees of $151,950 (2006 - $310,268) paid to a legal firm which the Company’s Corporate Secretary is a partner. At June 30, 2007 included in accounts payable was $222,104 (2006 - $218,379) due to the legal firm.

c)              Included in accounts receivable is $531,430 (2006 – $111,576) due from Tamerlane Ventures Inc., a company with common officers and directors of the Company. The Company recorded income of $996,259 (2006 - $599,500) for engineering, geological and other services provided to this same company including reimbursement for corporate administration expenses included in the cost of providing these services. During the second quarter, the Company and Tamerlane reached an agreement to evenly share corporate administration costs in the future.

e)              Subsequent to the Company signing a Letter of Intent to Option the Carolin Mine and associated Ladner Creek properties to Module Resources, Inc., an officer of Century was appointed as an officer of Module. The agreement gives Century the right to appoint a representative to Module’s Board of Directors.

d)             Included in operating and exploration costs are rental fees of $17,416 (2006 - $20,444) paid to an officer of the Company for the rental of trucks in Peru.

All related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties. Exchange amounts approximate fair values.

Subsequent Events

Subsequent to the end of the second quarter:

a)             The Company issued 1,020,800 shares pursuant to the exercise of 1,020,800 warrants for proceeds to the Company of $459,360.

b)            The Company issued 34,000 shares pursuant to the exercise of 34,000 employee stock options for proceeds to the Company of $13,600.

c)             The Company granted 1,650,000 stock options at an exercise price of $0.86 and vesting period of 5 years to directors, officers, employees and a consultant.

d)            The Company cancelled a total of 381,000 stock options with exercise prices varying from $0.40 to $1.12 per share.

e)             With respect to the Shahuindo property, on August 14, 2007 the Company received notice that the Superior Court of Lima had ruled in favor of Compania Minera Algamarca S.A. and Compania de Exploraciones Algamarca S.A. and had nullified the 2006 arbitral award in favor of Sulliden Shahuindo S.A.C. The Superior Court of Lima’s decision to nullify the arbitral award was based on the arbitral agreement being found to be invalid because of the insufficiency of Mr. Miguel de Orbegoso Tudela’s power to represent the Algamarca companies in concluding an arbitral agreement with Sulliden Shahuindo S.A.C., a Peruvian company. The arbitral agreement forms part of the 2002 transfer agreement between Sulliden Shahuindo S.A.C. and Compania Algamarca S.A. / Algamarca Exploraciones S.A. that was signed by Mr. Orbegoso. The validity of the 2002 transfer agreement is also being challenged in Peru on the basis of a failure of Miguel de Orbegoso Tudela to have the legal authority to represent the Algamarca companies in concluding that agreement, and is the subject of ongoing litigation in Peru, as mentioned above.

f)               In August, 2007 the Company acquired an option to purchase the Huancacancha gold property in Peru. The Huancacancha prospect is an advanced stage exploration property comprising 1,900 hectares in the Department of Ancash in north-central Peru, 45 km south of Huaraz City and 55 km south of Barrick’s Pierina mine. The purchase price is US$24,500,000 and is being financed by the sellers over a 5 year period. An initial installment of $215,000 was paid by the Company at the closing. The remaining $24,285,000 will be paid in yearly amounts of $2,285,000, $3 million, $4 million, $5 million and $10 million, each amount payable in 12 monthly installments. At any time the Company may terminate the agreement and return the concessions to the vendor without penalty to the Company and without any subsequent payment obligations to the vendor.

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Director of Acquisitions & Corporate Finance, absent a Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of the Company, with the participation of the Chief Executive Officer and the Director of Acquisitions & Corporate Finance, absent a Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Company’s Chief Executive Officer and Director of Acquisitions & Corporate Finance, absent a Chief Financial Officer, recognizing that the Company has grown substantially, believe that the current level of internal control policies and procedures is not adequate and needs to be enhanced. The Company is formulating plans to address and implement additional procedures over the next six months and will have these additional procedures and controls in place by year end. The Company has recruited a new Chief Financial Officer, effective September 1, 2007.

Risks and Uncertainties

The business of operating mines and exploring and developing mineral properties are highly uncertain and risky by their very nature. The Company may require securing additional equity and/or debt capital to maintain positive working capital and continue as a going concern until such time as the Company generates substantial free cash flow from its Sigma-Lamaque, San Juan and Rosario de Belen mining operations that will contribute significantly to the Company’s cash requirements to meet all its financial obligations and commitments. The Company will require securing additional equity and debt financing to fund acquisitions of mining assets to grow the Company.

While a Company’s success may result from good fortune, it is more often dependent on management’s knowledge and expertise and its ability to acquire profitable gold producing assets, identify and advance attractive projects and targets from exploration through development into production, as well as secure the necessary financing to fund these activities. The Company continues to recruit well-qualified and experienced professionals to manage its Canadian and Peruvian mining operations and growth of the Company.

Regulatory standards continue to change, making the review and due diligence processes longer, more complex, and more costly. Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management, as well as more stringent environmental regulations. Due to high gold prices, the mining industry is experiencing high demand for capital equipment, spare parts, consumables and supplies, as well as for experienced professional staff and operating personnel, all of which have an impact on operations.

While it is impossible to eliminate all of the risks associated with mining and exploration and development, it is management’s intention to manage its affairs, to the extent possible, to ensure that the Company’s assets are protected and that its efforts will result in increased value for the Company’s shareholders. The Company assesses and minimizes risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel, establishing and maintaining internationally recognized standards, performing independent audits, and purchasing insurance policies.

In March 2006, the Company incorporated a wholly owned subsidiary, Century Mining Peru S.A.C. and opened an office in Lima to pursue the acquisition of mineral properties and mining assets. Carrying on business in Peru will expose the Company to risks and uncertainties associated with operating in foreign countries, including political, financial and other risks.

Outlook

Commencement of commercial production at the Sigma Mine in the second quarter of 2005 reflected growth of the Company from exploration and development to a gold producer. The Sigma Mine has generated positive cash flow in the last eight quarters. In addition, with the commencement of commercial production at the San Juan Mine during the first quarter of 2007, that operation is also expected to contribute positive cash flow to the Company as production levels are increased.

In light of increasing costs and falling production levels of the Sigma open pit operation in Quebec, however, the Company is reviewing its strategic direction for the mine. This review is expected to be completed during the third quarter of 2007, and may result in material changes to the mine’s operating plans, including an acceleration of the transition to underground mining, and the possibility of resulting negative provisions to the Company’s financial statements and reserve reports.

In 2007, the Company plans to produce a total of 80,000 to 90,000 ounces of gold from Sigma, Lamaque, San Juan, and Rosario de Belen. This forecast has been reduced from prior estimates because of the Company’s challenges in hiring sufficient numbers of miners for the Lamaque underground operation and the Company’s difficulty in predicting ounces and grade for future production from the Sigma open pit geologic model. Problems with the geologic model have been recurring since the opening of the Sigma open pit operation, and it is the Company’s opinion, after extensive work with outside consultants, that these problems will continue.

The Company expects, as it transitions to complete reopening of the Sigma and Lamaque underground mines, that the Company will be able to more accurately predict production on an annual basis. The Company’s work to date with the reopening of the Lamaque underground mine and planning for the reopening of the Sigma underground mine have produced better-than-expected results with respect to ore grade, ore predictability and ground conditions.

The Company has purchased the companies that own and control the Shahuindo property with the intent of exploiting this gold asset as quickly as possible. It is well known that there has been litigation surrounding this property since 2003, and the Company is committed to the vigorous pursuit of the Shahuindo litigation. The recent favorable ruling of the Peruvian court as discussed in the Subsequent Events, while not a final determination of the litigation, represents a major step forward for the Company toward achievement of its goal of development of mining operations at this prime resource property.

The Company is well positioned to grow in market value as management creates and pursues new opportunities, particularly in Québec and Peru, with an emphasis on the acquisition of producing gold mines and assets that generate cash flow or that can be returned to profitability in the near term.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of August 29, 2007. Additional information on the Company is available through regular filings of press releases, annual and quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).